1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

August 5, 2022

VIA EDGAR

David L. Orlic

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment Nos. 2,539, 2,540 and 2,541

Dear Mr. Orlic:

This letter responds to comments concerning Post-Effective Amendment numbers 2,539, 2,540 and 2,541 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares 20+ Year Treasury Bond BuyWrite Strategy ETF (“TLTW”), iShares High Yield Corporate Bond BuyWrite Strategy ETF (“HYGW”) and iShares Investment Grade Corporate Bond BuyWrite Strategy ETF (“LQDW,” and together with TLTW and HYGW, the “Funds” and each, a “Fund”), each a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on June 8, 2022. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Unless otherwise indicated comments are applicable to each Fund. Capitalized terms have the meanings assigned in the Funds’ Prospectuses unless otherwise defined in this letter.

Comment 1: Please provide the Staff with responses to these comments and completed fee tables and cost examples at least a week prior to effectiveness.

Response: As requested, the Trust has provided responses to these comments and completed fee tables and cost examples for each Fund at least one week before effectiveness.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

August 5, 2022

Comment 2 (TLTW): The Principal Investment Strategies for TLTW notes that the Fund uses a call option with a strike price closes to 102% of the Underlying Fund one day prior to the roll date. The Principal Investment Strategies also say that the Fund will use a call option with a strike price of 100% of the closing value of the Underlying Fund if the premium an option writer would receive is below five basis points of the closing price of the Underlying Fund on the day prior to the roll date. Please advise why 102% is selected by the Underlying Index and not 100%. Please also explain why, if the premium is not greater than 5 basis points, the Underlying Index selects a 100% call option.

Response: The Index Provider designed the Underlying Index to write call options with a strike price of 102% of the value of the Underlying Fund for TLTW, rather than 100% of the value of the Underlying Fund as the Underlying Indexes for HYGW and LQDW have been designed to write, because of the relatively higher volatility in the price of the Underlying Fund for TLTW. Because of the volatility in the Underlying Fund for TLTW, options on the Underlying Fund are expected by the Index Provider to command relatively higher premiums than those of the Underlying Funds for HYGW and LQDW. Because options on the Underlying Fund are expected to command higher premiums, the Underlying Index is designed so that a theoretical option writer could retain some of the potential for price appreciation in the Underlying Fund.

The Underlying Index’s selection of an option with a strike price closest to 100% rather than 102% of the closing value of the Underlying Fund in circumstances where a hypothetical option writer would receive a premium of less than five basis points of the closing price of the Underlying Fund is designed by the Index Provider to prevent the Underlying Index from writing an option that would cost an option writer more in potential trading costs than the option writer would receive in premium. If the potential premium to be received for writing an option is less than five basis points of the closing price of the Underlying Fund, the Underlying Index may cause the “writing” of options that would cost a potential option writer more in transaction fees than the premium received by the writer for the option. Writing an option that costs more in transaction fees than the option writer would receive in premium would result in the option writer selling the upside value of the potential price appreciation of the option’s underlying asset for a net loss. Because market participants would not ordinarily sell the upside value of price appreciation for a net loss from the transaction costs and option premium, the Index Provider designed the Underlying Index to select a call option with a strike price closest to 100% rather than 102% of the closing value of the Underlying Fund to increase the premium received and more accurately track the market for a buy-write strategy on the Underlying Fund.

Comment 3: Please include an 80% policy consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended, (the “Names Rule”) with respect to investment grade corporate, high yield corporate, and 20+ year treasury bonds, respectively. Please also advise how derivatives will be valued for purposes of each Fund’s Names Rule policy.

Response: Consistent with the other series of the Trust, each Fund has adopted a policy to invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the component securities of its respective Underlying Index. Disclosure regarding each Fund’s Names Rule policy has been added to the respective Fund’s Statement of Additional Information (“SAI”).

August 5, 2022

Derivatives will be valued on a marked to market basis by each Fund for purposes of calculating its assets and testing compliance with its respective 80% policy.

Comment 4: Please advise how Underlying Fund expenses will be reflected in the fee table of each Fund.

Response: Underlying Fund expenses for each Fund will be reflected in the fee tables as Acquired Fund Fees and Expenses consistent with the requirements of Form N-1A. Disclosure regarding Acquired Fund Fees and Expenses has been added to each Fund’s fee table.

Comment 5 (LQDW): For LQDW, please include a short description of the Underlying Fund that includes information about quality and maturity of bonds held by the Underlying Fund and explain whether the Underlying Fund includes foreign or only U.S. bonds.

Response: The Underlying Fund for LQDW is the iShares iBoxx $ Investment Grade Corporate Bond ETF, which seeks to track the investment results of the Markit iBoxx® USD Liquid Investment Grade Index. The Trust respectfully submits that information regarding the quality and maturity of bonds included in the Underlying Fund’s underlying index, as well as whether the Underlying Fund’s underlying index includes foreign or only U.S. bonds is described in the section of the Fund’s Statutory Prospectus entitled “A Further Discussion of Principal Investment Strategies – The Underlying Fund” which contains the following disclosure:

The Underlying Fund’s underlying index is a subset of the Markit iBoxx USD Corporate Bond Index. Bonds in the Underlying Fund’s underlying index are selected from the universe of eligible bonds in the Markit iBoxx USD Corporate Bond Index using defined rules. The bonds eligible for inclusion in the Underlying Fund’s underlying index consist of U.S. dollar-denominated corporate bonds that: (i) are issued by companies domiciled in countries classified as developed markets by Markit; (ii) have an average rating of investment grade (ratings from Fitch Ratings, Inc., Moody’s Investors Service, Inc. or Standard & Poor’s® Global Ratings, a subsidiary of S&P Global (“S&P Global Ratings”) are considered; if more than one agency provides a rating, the average rating is attached to the bond); (iii) are from issuers with at least $2 billion outstanding face value; (iv) have at least $750 million of outstanding face value; (v) have at least three years to maturity; and (vi) have at least three years and 6 months to maturity for new index insertions.

Comment 6: In each Fund’s Industry Concentration Policy on page S-3, please disclose whether the index is currently concentrated. If so, please disclose the specific industry or group of industries.

Response: The Trust notes that the “Industry Concentration Policy” within the “Principal Investment Strategies” section of each Fund states: “The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.” Additionally, “Concentration Risk,” which is included as a principal risk for each Fund, states that “the Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.”

August 5, 2022

Neither of the Underlying Indexes for TLTW or HYGW are currently concentrated in any industry or group of industries. The Underlying Index for LQDW is currently concentrated in the financials industry. That the financials industry makes up a significant portion of LQDW’s Underlying Index is disclosed in LQDW’s Principal Investment Strategies.

The Trust further notes that each Fund’s and each Underlying Fund’s portfolio holdings will be published on the iShares website, allowing investors to assess information regarding the Fund’s investments, including information about individual securities and sectors.

Comment 7: Please reorder the principal risks in order of importance for the top 2-3 risks rather than listing all of the risks alphabetically. (Please see ADI 2019-08.)

Response: The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Comment 8: Each Fund discloses in the section “Summary of Principal Risks” a risk factor titled “Managed Distribution Tax Risk.” Please confirm this is a risk of the Funds. The Staff notes that there is no other disclosure about managed distributions in any of the Funds’ registration statements. Please confirm whether the Funds will adopt managed distribution plans.

Response: The Trust confirms that none of the Funds will adopt a managed distribution plan pursuant to applicable Staff guidance under Section 19 of the Investment Company Act of 1940, as amended, and Rule 19b-1 thereunder. The Trust further confirms that none of the Funds will seek to maintain level distributions. The Trust has revised the title of each risk factor to read “Distribution Tax Risk” to reflect that no Fund will have a managed distribution plan.

Comment 9: The risk factor titled “Interest Rate Risk” in the section of each Fund’s Statutory Prospectus titled “A Further Discussion of Principal Risks” makes reference to the effects of duration on fixed income securities. Please include a brief example of duration.

August 5, 2022

Response: The Trust has revised the Interest Rate Risk factor as follows (additions are indicated using bold and underlined text, deletions are indicated using ~~italics and strikethrough~~ text):

Interest Rate Risk. If interest rates rise, the value of fixed-income securities or other instruments held by the Fund or the Underlying Fund would likely decrease. A measure investors commonly use to determine this price sensitivity is called duration. Fixed-income securities with longer durations tend to be more sensitive to interest rate changes, usually making their prices more volatile than those of securities with shorter durations. For example, if a bond has a duration of five years and interest rates rise, the price of this bond will likely decline by a greater percentage than if the bond had a one year duration. To the extent the Fund or the Underlying Fund invests a substantial portion of its assets in fixed-income securities with longer duration, rising interest rates may cause the value of the Fund’s or the Underlying Fund’s investments to decline significantly, which would adversely affect the value of the Fund. An increase in interest rates may lead to heightened volatility in the fixed-income markets and adversely affect certain ~~fixed-income~~ investments, including those held by the Fund or the Underlying Fund. Because rates on certain floating rate debt securities typically reset only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the net asset value of the Underlying Fund to the extent that it invests in floating rate debt securities. In addition, decreases in fixed income dealer market-making capacity may lead to lower trading volume, heightened volatility, wider bid-ask spreads and less transparent pricing in certain fixed-income markets.

[. . .]

With respect to TLTW only, the Trust notes that it has also removed the following sentence from the Interest Rate Risk Factor, because the Underlying Fund for TLTW does not hold floating rate debt securities:

Because rates on certain floating rate debt securities typically reset only periodically, changes in prevailing interest rates (and particularly sudden and significant changes) can be expected to cause some fluctuations in the net asset value of the Underlying Fund to the extent that it invests in floating rate debt securities.

Comment 10: Each Fund discloses a risk factor titled “Managed Distribution Tax Risk” in the section “A Further Discussion of Principal Risks” in the Funds’ Statutory Prospectuses. Please advise whether the Funds intend to report a distribution rate. If a Fund intends to report a distribution rate, at any point prior to finalizing its tax figures, such Fund should disclose the estimated portion of the distribution rate that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response: The Fund will follow applicable SEC and Staff guidance to the extent that it reports a distribution rate. As discussed in response to Comment 8, the Trust has revised the title of this risk factor to read “Distribution Tax Risk” in each Fund’s Summary and Statutory Prospectus.

Comment 11: In the section “Index Provider” of each Fund’s Statutory Prospectus, please disclose whether the index provider is affiliated with the Fund or the adviser.

August 5, 2022

Response: Each Fund’s Index Provider is not affiliated with the Fund or with Blackrock Fund Advisors. The following disclosure has been added to the section Index Provider for each Fund:

The Fund and BFA are not affiliated with the Index Provider.

Comment 12: In the section “Index Methodology” in each Fund’s SAI, please disclose when the index is reconstituted.

Response: The Trust respectfully submits that each Fund already discloses in the section of its respective SAI titled “Index Methodology” that it is rebalanced on a monthly basis, with the “roll date” on the business day preceding the standard monthly listed option expiry date, typically the third Friday of each Month.

Comment 13: In each Fund’s Statement of Information, please delete the statement that each Fund reserves the “absolute” right to reject or suspend creations, including if “(iv) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; [and] (vi) acceptance of the Fund Deposit would, in the discretion of the Fund or the Distributor, have an adverse effect on the Fund or the rights of beneficial owners….” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of Rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Trust notes that it is evaluating this comment and continues to discuss it with the Staff. The Trust respectfully notes its prior response to this comment in the comment response letter dated December 16, 2021, filed by the Trust on behalf of iShares MSCI China Multisector Tech ETF, a series of the Trust, which continues to be applicable.

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August 5, 2022

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Marisa Rolland

Nick Cordell

Michael Gung

George Rafal

Luis Mora

Samuel Bolam